Press Release
[Graphic omitted] Ahold

                                                                Royal Ahold
                                                                Public Relations

                                                         Date:  July 1, 2003
                                         For more information:  +31 75 659 57 20

Ahold announces completion of all internal forensic accounting investigations

2002 audit work underway

Zaandam, The Netherlands, July 1, 2003 - Ahold announced today that all internal forensic accounting investigations at Ahold, its subsidiaries and its joint ventures have been completed. The forensic accountants have identified, for review by Ahold management and the Audit Committee of the Supervisory Board, an approximately additional Euro 73 million of intentional accounting irregularities related to improper purchase accounting. Ahold may be required to reduce pre-tax earnings by this additional amount.

The Euro 73 million excludes the pre-tax earnings reductions of an expected USD 856 million (compared to approximately USD 880 million previously announced) related to U,S. Foodservice and approximately USD 29 million principally related to Tops Markets in the U.S., also previously announced. This amount also excludes a reduction of pre-tax earnings of approximately Euro 8 million related to Disco S.A. The investigation at Disco has identified questionable transactions, including inaccurate documentation, and control weaknesses.

The investigations confirmed or identified for management review various other accounting issues and internal control weaknesses. Ahold management and the Audit Committee are studying the findings to assess whether additional adjustments may be required to correct any accounting errors, and to identify needed improvements in controls and procedures at relevant companies.

In total, all of the forensic accounting investigations found approximately Euro 970 million of accounting irregularities that may require adjustments in the year 2002 and restatements in one or more prior years.

                                                  Albert Heijnweg 1, Zaandam
                                                  P.O. Box 3050, 1500 HB Zaandam
                                                  The Netherlands
                                                  Phone:  +31 (0)75 659 5720
                                                  Fax:    +31 (0)75 659 8302

http://www.ahold,com

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A task force reporting to the Audit Committee has been created consisting of members of Ahold management and outside advisors. Ahold's Internal Audit function, reporting directly to the CEO as well as to the Audit Committee, will play a central role in this task force. The task force will address the various accounting practices and internal control weaknesses raised, or confirmed, as a result of the investigations, and will oversee implementation of required changes. It is expected that these required changes will be implemented by the end of 2003. In addition, Ahold has made, or is in the process of making, personnel changes involving U.S. Foodservice, Disco, Tops and the Ahold parent company.

As previously announced, although the forensic accounting work at U.S. Foodservice has been completed, the internal legal investigation at U.S. Foodservice is continuing.

With respect to the status of the Ahold 2002 audit, Ahold announced that its auditors at all of the company's operations have resumed audit work. Management is working closely with its auditors to expedite completion of the audit of Ahold's 2002 consolidated financial statements. Under its Euro 2.65 billion credit facility, Ahold is required to deliver its audited consolidated 2002 financial statements by August 15, 2003 to the syndicate of the banks involved.

Ahold is filing a Notification of Late Filing with the U.S. Securities and Exchange Commission relating to its Form 20-F for the fiscal year ended December 29, 2002. Ahold's Form 20-F would otherwise have been due on June 30, 2003. Ahold currently expects to file its Annual Report on Form 20-F for fiscal year 2002 as soon as possible after completion of the audit of its fiscal year 2002 consolidated financial statements.

Ahold Corporate Communications: +31.75,659.57.20

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Certain statements in this press release are "forward-looking statements" within the meaning of U.S. federal securities laws. Ahold intends that these statements be covered by the safe harbors created under these laws. The forward-looking statements include, but are not limited to, estimations as to amounts of adjustments for accounting irregularities and the possible impact of adjustments on pre-tax earnings, the timing of the implementation of changes to accounting practices and internal controls, and expectations as to the timing of the completion of the audit of Ahold's fiscal year 2002 consolidated financial statements and Ahold's Annual Report on Form 20-F for the fiscal year ended December 29, 2002. These forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from future results expressed or implied by the forward-looking statements. Important factors that could cause actual results to differ materially from the information set forth in these forward-looking statements include, but are not limited to, the timing and impact of final determinations regarding required accounting adjustments and changes to accounting policies and internal controls, possible delays in, and the timing of the completion of the 2002 audit and Ahold's Annual Report on Form 20-F for the fiscal year ended December 29, 2002, and other factors and events discussed in Ahold's public filings. Many of these factors are beyond Ahold's ability to control or predict. Given these uncertainties, readers are cautioned not to place undue reliance on the forward-looking statements, which only speak as of the date of this press release. Ahold does not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date of this press release or to reflect the occurrence of unanticipated events, except as may be required under applicable securities laws.
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